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Women-owned
Catalillies Play Cafe

Indoor Play Area

Williamsburg, VA 23185
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Data Room
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Catalillies Play Cafe is seeking investment to open our brick mortar location.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Catalillies Play Cafe is offering perks to investors. You earn perks based on your total investment amount in this business.

TBD Invest $500 or more to qualify. 10 of 10 remaining
WHO WE ARE

Catalillies Play Café is a community space that provides an enclosed indoor area for children 0-7yrs old to play safely while caretakers enjoy comfortable seating and refreshments with clear site lines for monitoring. The Café will focus on partnering with local businesses to provide refreshments and entertainment that families can enjoy together in a safe setting.

Catalillies Play Café will be a community space for small children to play safely while their caregivers enjoy a comfortable café setting to work, socialize, or refresh themselves. The Café will be a place known for meeting kind children-centered people interested in socializing and enjoying similar company in a safe shared setting.
We will provide imaginative and gross motor play space for infants under 2 and kids 2-7 yrs old that siblings can enjoy together.
There will be space for personal celebrations like birthdays, showers, and family gatherings along with short term care for children to allow for caregivers to have "date nights", errand runs, and children enrichment.
This is a preview. It will become public when you start accepting investment.
A note from the founder:

Hello!

I'm Lillian Wilborne; wife, mom, business manager and owner of Catalillies Play Café! I have successfully grown and managed many different businesses over the years including cafes and a variety of gift, pet, toy, and service companies. I moved around frequently growing up and well into my 30s gaining skills and sharpening my talents with each new location. Moving for new experiences and opportunities became less fun after having my girls and the want to find a town that felt like home began to root in my thoughts. It is amazing to settle into Williamsburg, Virginia so completely after living at such a roving, fast pace for so long. I look forward to giving my family a sense of stability and community while we enjoy raising our children with our extended family nearby.

The Wilborne family is excited to invite you over to play! My husband, Steven, supports our home making sure the kids and myself are always well taken care of and all the little things get checked off our never ending to do list. He will run the café with me as a co-manager handling the maintenance, ordering, and day to day upkeep of the café. I'm sure you will also find him enjoying a pretend meal served up by our girls in the play space as well! Our daughters, Charlotte (6) and Frances (3), continue to keep us on our toes with their adventurous natures and never ending energy. They look forward to making new friends at the café and testing out all the new toys and treats making sure you will thoroughly enjoy everything during your visit.

While visiting family in Williamsburg, we were enchanted by the beauty, diversity, and energy of the town. Each visit we began to dread our last day in town, and would talk about how much we enjoyed our trip the whole way home. Then, on one car drive back, we threw out the idea of moving down, raising our girls with their cousins and gifting them everything that the area has to offer. By the time we drove into our driveway we had hatched the plan for our move!

We discussed opening a café over the years that would bring our community together, but in our various locales of California, New Jersey, and New York we never felt the perfect fit to invest our ideas and heart into. When we relocated to Williamsburg in the winter of 2021 the opportunity to open a café that offered special services for families of younger kids was presented. We heard the reoccurring request for entertainment for younger kids daily and though some options were available they rarely provided something for everyone. We seized the opening to create a safe space for smaller kids while their caregivers enjoyed refreshments and a chance to recharge while supervising play.

We look forward to becoming a weekly stop for Williamsburg families to meet new friends, young and old! It can be difficult to make friends as adults and we want to offer a space for caregivers to meet other like minded people and forge friendships like we used to so easily when we were younger.

One of our top priorities is making sure our café is locally sourced from the roasters of our coffee to the educators and business owners hosting events in our space. We can't wait to make new friends with other locals and diversify our customers' experience by introducing new and older local businesses in our kid friendly environment.

Thank you for reading our story and being part of our journey in opening Catalillies Play Café in our new hometown Williamsburg, Virginia!

- Lillian

THE TEAM
Lillian Wilborne
Owner
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Sensory Toys for Under 2 Area $3,000
Personalized Playhouses $2,000
Play Structures For 2-7 yr olds $5,000
Capture Your Moment Wall Art Creation $500
Mainvest Compensation $1,200
Family Games and Activities $500
Safety Padded Floor for Playareas $3,300
Play Structure in Under 2 Area $2,000
Comfortable Family Seating Areas $2,500
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $278,130 $332,466 $355,739 $373,525 $384,730
Cost of Goods Sold $45,338 $54,195 $57,988 $60,887 $62,713
Gross Profit $232,792 $278,271 $297,751 $312,638 $322,017

EXPENSES

Rent $56,000 $56,000 $56,000 $56,000 $56,000
Utilities $4,000 $4,100 $4,202 $4,307 $4,414
Salaries & Payroll $83,000 $85,075 $87,201 $89,381 $91,615
Insurance $12,000 $12,000 $12,000 $12,000 $12,000
Repairs & Maintenance $7,800 $7,800 $7,800 $7,800 $7,800
Legal & Professional Fees $7,500 $7,500 $7,500 $7,500 $7,500
Marketing & Advertising $8,000 $8,000 $8,000 $8,000 $8,000
Miscellaneous Expenses $6,000 $6,000 $6,000 $6,000 $6,000
Operating Profit $48,492 $91,796 $109,048 $121,650 $128,688
This information is provided by Catalillies Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Catalillies Play Cafe Business Plan.pdf

Catalillies Play Cafe Financial Model Cash Flow.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends July 18th, 2022

Summary of Terms

Legal Business Name Catalillies Play Cafe

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 2%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Forecasted milestones

Catalillies Play Café forecasts the following milestones:

Secure lease in [Williamsburg, Va] by [August, 2022].

Opening weekend will be scheduled [Halloween 2022 (October, 2022)].

Full Capacity reservations are expected [December, 2022].

Achieve [$350,000] revenue per year by [2024].

Other outstanding debt or equity

As of [7/18/2022], Catalillies Play Café has debt of [$0] outstanding and a cash balance of [$10,000]. Catalillies Play Cafe' is working towards a bank loan for the bulk of build out costs to cover $80,000 in start-up needs. This debt will be sourced primarily from [Chesapeake Bank] and will be senior to any investment raised on Mainvest. In addition to the Catalillies Play Cafe's outstanding debt and the debt raised on Mainvest, Catalillies Play Cafe may require additional funds from alternate sources at a later date.

No operating history

Catalillies Play Cafe was established in [June, 2022 and scheduled to open its doors November 2022]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Catalillies Play Café to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Catalillies Play Café operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is mildly competitive but could become increasingly competitive with new entrants in the market. Changes in customer preference away from Catalillies Play Cafe's core business or the need for business directional pivot could negatively affect Catalillies Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Catalillies Play Cafe's management or vote on and/or influence any managerial decisions regarding Catalillies Play Café. Furthermore, if the founders or other key personnel of Catalillies Play Café were to leave Catalillies Play Café or become unable to work, Catalillies Play Café (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Catalillies Play Café and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Catalillies Play Café is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Catalillies Play Café might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Catalillies Play Café is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Catalillies Play Café

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Catalillies Play Cafe's financial performance or ability to continue to operate. In the event Catalillies Play Café ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Catalillies Play Café nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Catalillies Play Café will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Catalillies Play Café is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Catalillies Play Café will carry some insurance, Catalillies Play Café may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Catalillies Play Café could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Catalillies Play Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Catalillies Play Cafe's management will coincide: you both want Catalillies Play Café to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Catalillies Play Café to act conservative to make sure they are best equipped to repay the Note obligations, while Catalillies Play Café might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Catalillies Play Café needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Catalillies Play Café or management), which is responsible for monitoring Catalillies Play Cafe's compliance with the law. Catalillies Play Café will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Catalillies Play Café is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Catalillies Play Café fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Catalillies Play Café, and the revenue of Catalillies Play Café can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Catalillies Play Café to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Catalillies Play Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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